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                             November 24, 2020

       Andrea Tarbox
       Chief Financial Officer
       Live Oak Acquisition Corp
       774 A. Walker Rd.
       Great Falls, VA 22066

                                                        Re: Live Oak
Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed October 28,
2020
                                                            File No. 333-249691

       Dear Ms. Tarbox:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed October 28, 2020

       Cover Page

   1. Please include on your cover page the anticipated ownership percentages of the combined company, both before
and after taking into account the PIPE financing, and also clarify the ownership of public
Live Oak shareholders as compared to the founding shareholders.
                                                        Please also disclose
Danimer's outstanding indebtedness as of a recent date (or explain the anticipated amount as
of closing), and limit your cover to one page.
       Frequently Used Terms, page iv

   2. Please revise to explain the Closing Per Share Merger Consideration with the use of a formula and in plain
English. Please also revise the Summary section to the extent appropriate to ensure
that your disclosures regarding the business combination
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         consequences are clear without frequent reliance on defined terms. Questions and Answers About the Business Combination, page 1

3. We refer to the penultimate Q&A on page 4. Please explain the last sentence as it refers to
         Live Oak shareholders receiving shares in connection with the Closing.
4. Please expand the second Q&A on page 5 to also cover the Live Oak directors and officers, as we note that you state on page 149 you only need 7,500,001 or approximately
         37.5%, of the 20,000,000 Public Shares sold in your IPO to be voted in favor of a transaction in order to proceed with the Business Combination. Additionally, we note that you state in this Q&A that the Sponsor owns 5 million shares representing an aggregate of
         20% of the outstanding shares. However, we note that footnote 1 to the beneficial ownership table states that the 5 million shares reflected in the Sponsor's ownership also includes 3 million shares underlying Live Oak Warrants that will become exercisable only after the Closing. Please revise to clarify or otherwise reconcile your disclosures.
Danimer, page 13

5. Please disclose here, or where you deem appropriate in your Summary of the Proxy
         Statement/Prospectus, that since inception, Danimer has primarily been engaged in research and development and early stage commercial activities, and has not produced
         PHA in large commercial quantities and may never become commercially marketable.
Lock-Up Agreement, page 18

6. Please revise to disclose the number of shares covered by such lock-up agreements, and clarify which Danimer shareholders are considered to be Shareholder Parties.
Risk Factors
Certain contracts granting exclusivity rights to customers may limit our ability to sell products in certain markets, page 33

7. We note your statement that Danimer has entered into "certain" customer agreements that contain non-compete provisions which could prevent you from selling products to "certain prospective customers or entering certain markets," and which may have a material and adverse impact on your business. Please expand your disclosures to explain these provisions and potential impacts. In addition, in a separate risk factor, as appropriate, please also discuss the risks arising from your substantial dependence on a few customers, as you state that four customers in 2019 accounted for 65% of Danimer's total revenue.
Danimer may not be able to generate sufficient cash to service all of our debt and operating lease obligations. . ., page 36

8. Please expand on your discussion in the first paragraph to also quantify your interest payments that will be required over the same period.
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Live Oak board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination, page 45

9. Please expand your risk factor disclosure to discuss the implications of your board of directors being incorrect in its assessment of the Business
Combination.
New Danimer may redeem your unexpired Live Oak Warrants prior to their exercise. . ., page 49

10. You state that New Danimer may exercise its redemption rights even if it is not able to register or qualify the underlying securities for sale. However, we note your statements on page 182 and in your prospectus for your IPO that you may not exercise your redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or you are unable to effect such registration or qualification. Please revise to clarify this.
Our Proposed Certificate of Incorporation will provide, subject to limited exceptions, that the courts. . ., page 50

11. You state that the proposed certificate of incorporation will provide that the federal courts will be the exclusive forum for actions under the Securities Act and the Exchange Act.
         However, the proposed certificate of incorporation in Annex B only provides that the federal courts will be the exclusive forum for Securities Act claims, and states that the provision is not applicable to Exchange Act claims. In addition, your discussion on page
         186 does not specifically provide for federal courts being the exclusive forum for these types of claims. Please reconcile your disclosures.
Unaudited Pro Forma Condensed Combined Financial Statements , page 55

12. Please present the historical and pro forma basic and diluted per share amounts and the shares used to calculate such amounts for each scenario on the face of the unaudited pro forma condensed combined statement of operations.
The Background of the Business Combination, page 67

13. Please expand your discussion of the six other potential acquisition targets considered by
         Live Oak and for which you engaged in "significant due diligence," and the analysis and evaluation regarding them. With respect to the two potential targets with whom you signed letters of intent, discuss all material proposal terms, and explain why such transactions were not pursued. Also discuss how Live Oak and Danimer resulted in an introductory meeting, and whether it was one of six the potential targets considered.
14. We note that Danimer has a history of net losses and that it has significant indebtedness.
         We also note that Danimer has not produced PHA in large quantities. Please expand your discussion here to discuss how you considered these factors.
15. Expand on your discussion regarding the negotiation of the letters of intent to state the cash requirements referenced in the July 21 initial letter of intent, and disclose the
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         revisions of the letters that were proposed and negotiated between July 26 and July 29.
         Please also discuss how the parties arrived at the exact terms of the merger agreement, including the merger consideration and post-combination ownership structure and percentages, and expand your discussion regarding negotiations for the PIPE financing. In addition, throughout the Background section, please revise to specify the individuals involved in the discussions to the extent material.
Live Oak Board of Directors' Reasons for the Approval of the Business Combination, page 71

16. Revise your discussion of the Comparable Materials Companies to clearly show the underlying data for such companies. You also reference a median 2022 enterprise value/EBITDA multiple for Comparable Materials Companies but only appear to have disclosed the range of such values for 2021 amounts. Additionally, explain why the Live
         Oak board considered the projected enterprise value/revenue multiples for 2022 to 2025, but only considered the projected enterprise value/EBITDA multiples for 2024 and
         2025, how it determined to group certain companies into "Comparable Materials
         Companies," "Comparable Natural Innovation Companies," and "Comparable High
         Growth Sustainable Solutions Companies," and its consideration of the different multiples in such groupings. Please also disclose whether any comparables were excluded from the analyses, and, if so, the reasons for making such exclusions.
Certain Danimer Projected Financial Information, page 73

17. We note your statement on page 74 that the projections are the responsibility of Danimer's management. Please revise to clarify that you are responsible for the information included in the registration statement. Additionally, please revise to explain the assumptions with respect to production amounts reflected in the projections, and the assumed completion dates of the Phase II expansion of the Kentucky Facility and the construction of an additional greenfield PHA production facility.
Proposal No. 2 - The Charter Amendment Proposal, page 100

18. We note your disclosures identifying the different provisions of the certificate of incorporation that will be amended. Please provide us an analysis explaining why you are not presenting the various amendments as separate proposals to the shareholders. As examples only, we note that the amended certificate of incorporation would change the voting threshold necessary to amend the bylaws, and increase the number of authorized shares of common stock and preferred stock (and such an increase in authorized shares exceeds the number needed for the merger consideration). Refer to Rule 14a-
         4(a)(3) and, for additional guidance, refer to the interpretations available at:

https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.
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Information About Danimer
Overview, page 118

19. Please revise to substantiate your statement in the second paragraph that Danimer is an
         "industry leader."
Intellectual Property, page 123

20. Please revise to disclose the expiration dates for your material issued patents, as well as expected duration for your material pending patent applications, and clarify the nature of protection provided by such patents and pending applications. We note your statement on page 35 that your patents and patent applications have durations ranging from 2022 to
         2040. Please also disclose the amount of royalty interest (within a ten percent range)
         retained by Procter & Gamble and state the expiration dates for the applicable patents to clarify the royalty term.
Danimer Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Adjusted EBITDA, page 139

21. Please revise the discussion in your results of operations on pages 139 and 141 to include a discussion of Net loss for the periods presented that precedes the discussion of Adjusted
         EBITDA. Refer to Question 102.10 of the Compliance & Disclosure Interpretations-Non-
         GAAP Financial Measures.
New Market Tax Credit Transactions , page F-13

22. For the financing arrangements under the New Market Tax Credit (NMTC) program with various parties, you determined that such arrangements contain a variable interest entity
         (VIE) but Danimer is not the primary beneficiary of the VIEs. We also note that you agreed to indemnify the Investors for any loss and the investors are likely to exercise their put options at the end of the compliance period. Please tell us your consideration of why you believe Danimer is not the primary beneficiary based on ASC 810-10-25-38, and the variable interest based on ASC 810-10-25-55 through 25-59. Tell us if you consider the
         Investor to be a VIE and whether or not you believe the Investment Funds and/or CDEs are considered silos. Clarify the basis for your accounting treatment citing the applicable guidance used.
Meredian Holdings Group, Inc. d/b/a Danimer Scientific
Notes to Condensed Consolidated Financial Statements June 30, 2020
7. Operating Leases, page F-18

23. You state that in December 2018 you purchased the Kentucky facility and immediately sold it in a sale and leaseback transaction. We noted on pages 33, 120 and 138 that you are
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         building out the facility and plan to spend an additional $100 million toward expansion of the Kentucky facility. Tell us why the lease does not meet at least one of the criteria in
         ASC 842-10-25-2 for a finance lease which would preclude sale-leaseback accounting under ASC 842-40-25-2. Cite the applicable guidance you are using and address who maintains control of the facility and why. In addition, provide us an analysis of your accounting treatment for the buildout.
Exhibits

24. We note that the assumption set forth in (iii) of your counsel's form of opinion filed as
         Exhibit 5.1 assumes material facts underlying the opinion. Please file a revised version of the executed opinion, or advise.
25.      We note that you have filed a form of short-form tax opinion as
Exhibit 8.1. We also note
         that the opinion states that the disclosures under the heading Material U.S. Federal
         Income Tax Considerations of the Redemption and the Business
Combination    constitute
         accurate summaries of such matters in all material respects. Please have counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and file an executed version of such opinion. Please also revise your disclosures to state the same and revise to remove language that
         "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Refer to
         Section III.B.2 of Staff Legal Bulletin 19.
General

26.      Please include a form of proxy card marked as    preliminary    in
your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Andrea Tarbox
Live Oak Acquisition Corp
November 24, 2020
Page 7

       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Dorrie Yale at 202-551-8776 with any other questions.



                                                        Sincerely,
FirstName LastNameAndrea Tarbox
                                                        Division of Corporation
Finance
Comapany NameLive Oak Acquisition Corp
                                                        Office of Life Sciences
November 24, 2020 Page 7
cc:       Edward S. Best, Esq.
FirstName LastName